SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter – March 2011                                                                                                                                                   Analysis of the Result of the Parent Company

ELETROBRAS’ PERFORMANCE IN THE FIRST QUARTER 2011

Eletrobras found in the first quarter 2011 net income of R$ 1,285 million, equivalent to R$ 1.13 per share, 672.3% higher than in 2010, when it was determined a net income of $ 163 million, equivalent R$ 0.14 per share.

Following we are presenting the result of analysis of Eletrobras re4lating to the first quarter of 2011 versus the first quarter of 2010. In the section 1 we present the results of the Parent Company and, in section 2, we presented the results of the Consolidated Financial Statement.

1.     Analysis of the Results of the Parent Company

The Net operating revenue increase  221% in relation to the same period of the last year, from R$ 617.8 million in 2010 to R$ 1,982.9 million in 2011, with highlights to the results of our Equity Accounting of our controlled companies which increase 22.7%, contributing to the revenue of equity investments of R$ 956.1 million in this quarter, as described in the item 1.1, below, and the effects relating to the operations of the energy from Itaipu, including financial assets arising from the recognition of U.S. inflation, which in 2010 had a negative value of R$ 601.6 million against a revenue of R$ 634.4 million in 2011.

Another highlight, which a negative influence in the result of this quarter was the account Exchange variation, shown in section 1.2, below - "Financial Results", which in 2010 had a positive result of R$ 227.6 million versus a loss of R$ 222.8 million in 2011.

1.1 Eletrobras Shareholdings Participation

The recognition of the result filed by the associated companies had a positive impact in the result of the Company in 2011 at R$ 956,1 million, resulting from the evaluation of corporate investments. The mentioned value represented an increase  of  21,6% in relation to amount of R$ 786,6 million, registered in the same period of the last year, with highlights to the results of our Equity Accounting of our controlled companies, with a increase of 23,1%, from R$ 656,8 million in 2010 to R$ 808,4 million in 2011, as shown below:

	PARENT COMPANY
	03/31/2011	03/31/2010
Investments in subsidiaries
Equity Method	808,432	656.817
Income from capital - ITAIPU	29,878	2,733
	838,310	659,550
Investments in affiliates
Equity Method	112,911	119,802

Outher investments	4.891	7.173
Return on investments in partnerships	956,112	786,525

1.2  Financial Results

The financial result impacted positively, in the first quarter of 2011, the final result of Eletrobras in R$ 243.6 million, 70.7% lower than the result obtained in the same period of the last year, when was recorded a revenue of R$ 830.1 million, primarily due to:

The Revenue from interest, commissions and fees decreased 26.1% from R$ 577.5 million in 2010 to R$ 426.5 million in 2011, mainly due to the capitalization of the debts of the subsidiary Eletronuclear, made in December 2010.

The devaluation of U.S. dollar in relation to the Real and the fact that Eletrobras holds a significant portion of its receivables (net of liabilities) - R$ 7,093.3 million (US$ 4,355.2 million) – denominated in foreign currency created negative effect in the result of the Company in 2010. In this year Eletrobras recorded a net expense of R$ 223 million relating to the currency fluctuations. In the first quarter of the previous year was filed a net expense of R$ 228 million due to currency fluctuations.

Regarding the monetary relating to the internal price levels of 2011, the Company registered a gain of R$ 150 million. In 2010 was registered a gain of R$ 189 million, as shown below:

	PARENT COMPANY
	03/31/2011	03/31/2010
Financial Revenues
Revenue from Interest, commissions and fees	426,495	577,461
Revenue from financial investments	374,086	282,697
Arrears surcharge on electricity	4,456	-18
Monetary Adjustment	149,865	188,893
Other financial Revenues	36,304	18,259

Financial Expenses
Debt Charges	-159,541	-166,756
Leasing charges	0	0
Charges on shareholders' funds	-365,297	-298,015
Exchange Adjustment	-222,780	227,551
	243,588	830,072

The main indexes of the financial agreements and transfers showed following variations in the periods:

Marketletter – March 2011                                                                                                                                                   Analysis of the Result of the Parent Company

Evolution of the IGP-M index and the Dollar

1.3 .  Commercialization of the Parent Company electric energy

a.        Itaipu Binacional

Law 10,438 of April 26th, 2002, assigned the responsibility for the Company's acquisition of all of the energy produced by Itaipu Binational to be consumed in Brazil, becoming the supplier of electric energy.

Thus, were sold in fiscal year 2011 equivalent to 33,735 GWh, and the rate of power supply (purchase), practiced by Itaipu, from US$ 22.60 /kW, and the rate of transfer (sale)  US$ 24, 88/kW.

The proceeds from the sale of electricity from Itaipu, pursuant to Decree 4550 of  December 27th of 2002, subject to the amendments introduced by Decree 6265 of November 22nd of 2007, has allotted as follows:

a)    if positive, shall be allocated by proportional and individual consumption, the bonus credit on energy bills of consumers in the National Interconnected System, members of the residential and rural, with monthly consumption below 350 kWh;

b)    if negative, is incorporated by ANEEL to calculate the rate of transfer of power purchased in the year following the formation of the result.

This trading operation does not impact the Company’s outcome, which under current rules, the negative outcome represents an unconditional right to receive a negative and effective  obligation.

In the first quarter of 2011, the activity had a surplus of R$ 79.4 million being included in the obligation arising under "Reimbursement Obligation".

Values from energy power sale generated at Itaipu

Under Law 11.480/2007 was removed from financing contracts concluded with Itaipu, and contracts of assignment of claims settled with the Treasury, from 2007, being guaranteed to the Company to maintain its full flow of revenues.

As a result, it was edited, though, Decree 6265 of November 22nd, 2007, aiming to regulate the commercialization of electricity from Itaipu Binational, setting the differential to be applied in the rate of pass-through, creating an active part on the differential annual discharged, equivalent to annual adjustment factor withdrawn funding, to be included in the tariff of transfer annually, from 2008.

Thus came to be included in the rate of transfer of power from the Itaipu, from 2008, the gap caused by the removal of the annual adjustment factor, whose values are set annually by ministerial decree of the Ministries of Finance and Mines and Energy. In the rate of transfer into force in 2010, is included in the amount equivalent to US$ 214.9 million, which will be received by the Company through charges to consumers, by ordinance approved MME / MF 398/2008.

The balance resulting from the sale of energy power from Itaipu Binational, represented by Heading Right of Redress, submitted in noncurrent assets, amounts of R$ 3,351,1 million at March 31 of 2011, equivalent to US$ 2,057.6 million (December 31st, 2010 - R$ 1,911.0 million, equivalent to US$ 1,146.9 million, of which R$ 1,529.0 million, equivalent to US$ 938.8 million will be transferred to Treasury until 2023 represented in obligations to pay compensation. These values will be achieved through its inclusion in the tariff of transfer to be practiced until 2023.

2011	US$ million	R$ million
Revenue originally from Right to Reimbursement	910.6	1,483.2
Expenditure from the Refund Obligations	534.7	870.9
Balance: Revenue of:	375.9	612.2

         b .  Commercialization of electric energy – PROINFA

Trading operations of power within the PROINFA generated a net gain in the first quarter of 2011 of R$ 110.2 million (December 31st, 2010 - a positive value of R$ 97.8 million), producing no effect on net income of the Company, and this value was included under the Reimbursement Obligations.

Marketletter – March 2011                                                                                                                                                   Analysis of the Result of the Parent Company

2. Consolidated Financial Statements

	2011 (R$ million)	2010 (R$ million)	Variation
Net Operating Income	7,888.8	5,623.3	40.3%
Personnel Materials and Services	1,712.6	1,545.4	10.8%
Depreciation	425.1	392.0	8.5%
Other costs	3,607.4	3,368.2	7.1%
EBITDA	2,568.7	723	255.4%
Financing Payable	24,455.3	21,382.7	14.4%
Cash	15,798.0	14,648.6	7.8%
Net Debt	8,657.3	6,734.1	28.6%
Stockholders Equity (SE)	76,978.7	69,668.3	10.5%
Net Income (NI)	1,284.6	166.3	672.3%
Net Income / Stockholders Equity	1.7%	0.2%	1.5 p.p
PMS / Net Operating Income	21.7%	27.5%	-5.8 p.p.
Net Debt / EBITDA	3.4	9.3	-5.9

Net Operating Income registered an increase of 40,0%, from R$ 5.636 million in the first quarter of 2010 to R$ R$ 7.888 million in 2011. This variation was due to:

In the Power generation segment:

The Supply / Sale of energy remained stable, with a growth of 1.6% from R$ 4,333 million in 2010 to R$ 4,405 million in 2011.

The energy trading increased by 213%, from R$ 114 million in 2010 to R$ 357 million in 2011, due to the increase of sales, especially in the subsidiaries CGTEE and Eletronorte.

The operation effects of Itaipu energy including financial assets arising from the recognition of U.S. inflation, had an decrease of 205.3% from R$ 602 million in 2010 to R$ 634 million in 2011.

Energy sold in the first quarter

Marketletter – March 2011                                                                                                                                                                                            Analysis of the Result of the Consolidated

 In the Power transmission segment:

The revenue from Operation / Maintenance increased by 159.6% from R$ 379 million in 2010 to R$ 984 million in 2011, due to operations of our subsidiaries, especially Eletronorte.

The revenue from construction, which has a null result for the Company, had a decrease of 11%, from R$ 436 million in 2010 to R$ 388 million in 2011.

The update of return rates - Transmission increased by 9.1%, from R$ 618 in 2010 to R$ 674 in 2011 due to the restatement of financial assets linked to the concession.

In the power distribution segment:

The energy supply revenue increased by 14.3% from R$ 760 million in 2010 to R$ 869 million in 2011, due to the increase of rate and to the consumer market.

The construction revenue, which has a null result for the Company, had an increase of 107.1% from R$ 112 million in 2010 to R$ 232 million in 2011.

Energy sold in the first quarter:

Deductions from operating revenue showed an increase of 17.4%, from R$ 960 million in 2010 to $ 1,127 million in 2011, as follows:

Consolidated (R$ million)	2011	2010
Global Reversion Reserve - RGR	139	120
Fuel Consumption Account - CCC	142	98
Energy Development Account - CDE	23	23
Incentive Program for Alternative Sources EE - PROINFA	31	44
ICMS	252	225
PASEP AND COFINS	476	395
Others	64	55

The result of the equity increased by 23.3% from R$ 133 million in 2010 to R$ 164 million in 2011, as follows:

	Consolidated
	31/03/2011	31/03/2010
Investments in subsidiaries
Income from capital - Itaipu	29,878	2,733
Equity	-	-
	29,878	2,733
Investments in associates
Equity	128,789	123,476

Other investments	4,910	7,172
TOTAL	163,577	133,381

Marketletter – March 2011                                                                                                                                                        Analysis of the Result of the Consolidated

The account of Personnel, Material and Services had an increase of 10.8%, from R$ 1,545.4 in 2010 to R$ 1,712,7 in 2011, mainly due to an increase of 57.3% in Material expenses, as per table below:

	Consolidated
	31/03/2011	31/03/2010
Personnel	1,186,588	1,092,390
Material	96,317	60,103
Services	429,743	392,290

The item Energy purchased for resale decreased 6.39%, from R$ 876 million in 2010 to R$ 932 million in 2011.

The financial result decrease 184.7% from a positive number of  R$ 326.0 million in 2010 to a negative number of R$ 276.1 million in 2011, mainly due to the foreign exchange, which showed a negative result of 238.4%, from a positive number of R$ 206.5 million in 2010 to a negative number of  R$ 285.8 million in 2011 , as follows:

	CONSOLIDATED
	03/31/2011	03/31/2010
FINANCIAL RESULT
Financial Revenue
Interest income, commissions and fees	161,093	222,466
Revenue from financial investments	461,089	341,059
Arrears surcharge on electricity	77,620	73,238
Monetary Adjustment	68,183	150,795
Other	59,786	147,955

Financial Expenses
Debt Charges	-408,861	-418,500
Leasing Charges	-43,399	-83,112
Charges on Shareholders Funds	-365,817	-314,380
Currency Adjustment	-285,764	206,459
	-276,070	325,980

3 .  Companies Analysis

EBITDA Evolution

The EBITDA of Eletrobras Subsidiaries below, in the first quarter of 2011 was R$ 1,568 million, representing an increase of 1,7% compared to last year.

EBITDA	2011	2010	%
Furnas	336	413	-18.9%
Chesf	660	642	2.8%
Eletronorte	364	246	48.3%
Eletrosul	82	92	-11.5%
CGTEE	63	-21	393.3%
EletroNuclear	182	96	90.8%
SubTotal	1,687	1,468	14.9%
Distribuidoras	(119)	74	-261.3%
Total	1,568	1,542	1.7%

EBITDA Margin	2011	2010	%
Furnas	20.6%	26.1%	-21.1%
Chesf	53.6%	55.5%	-3.4%
Eletronorte	36.6%	27.7%	32.1%
Eletrosul	40.2%	48.1%	-16.4%
CGTEE	47.3%	-44.7%	205.8%
EletroNuclear	39.6%	24.5%	61.6%
SubTotal	36.3%	34.5%	5.2%
Distribuidoras	-12.9%	10.0%	-229.2%
Total	28.1%	30.9%	-9.1%

EBITDA is calculated by adding the net profit for the period, income taxes, the financial income and depreciation and amortization

3.1 CGTEE

Companhia de Geração Térmica de Energia Elétrica - CGTEE ended the first quarter of 2011 with a profit of $ 33.3 million, representing an increase of 168% compared to same period in 2010 which has recorded a loss of R$ 48 9 million.

Marketletter – March 2011                                                                                                                                                        Analysis of the Result of the Consolidated

The net operating revenue had a higher performance in 2010, about $ 84.9 million, from R $ 47.9 million in 2010 up to R$ 132.9 million in 2011. This behavior was influenced by the fact that in the first quarter of 2010, the sales of the commercial agreements of UTE Candiota III (step C) commenced, but with limited revenue equivalent to the Settlement Price Differences of + 10% due to its delayed status in starting its operation.

The company has obtained, in the second quarter of 2010, the change of status to mismatched.

The Operating income was higher by R$ 94.7 million compared to the same period last year, due to the previously mentioned increase of revenues and reduction in Electricity purchased for resale in 63.9%, from R$ 36.2 million in 2010 to R$ 13 million in 2011.  Most of the expenses showed an increase as compared to the previous year: Staff - 37.2% from R$ 10.1 million to R$ 13.8 million, Material - 324%, from R$ 2.1 million to R$ 9.1 million, Outsourced Services - 17.5%, from R$ 6 million to R$ 7.1 million, depreciation -  137.1% from R $ 9.4 million to R$ 22.3 million, Other expenses -  56.9%, from R$ 1.6 million to R$ 2.6 million.  Fuel had an increase of 38.7%  from R$ 23.2 million in 2010 to 31.1 million in 2011, a net increase of 5505%, from R$ 92 thousand in 2010 to R$ 5.1 million in 2011.

CGTEE's financial result increased by 129.1%, from an expense of R$ 18.2 million in the first quarter of 2010 to an income of R$ 5.3 million in the same period in 2011 due to the growth of financial revenues.

3.2 – Chesf

The Company recorded in the first quarter of 2011 a net income of R$ 493.5 million, 7.2% higher than the same period of 2010, which amounted to R$ 460.2 million.

Principal components of this result.

Gross operating revenues, amounting to R$ 1,554.1 million, grew 13.8% compared to the amount filed in the same period of 2010 (R$ 1,365.6 million), primarily reflecting the increase recorded in the amounts established under the Energy Trading Chamber - CCEE, relating to the short-term market, 1034.5% (RS.61.6 million and R$ 5.4 million, respectively) of transmission revenue and operation and maintenance, 19, 3% (R $ 141.5 million and R$ 118.6 million, respectively), due to the readjustment of existing contracts and the beginning of new projects, and the revenues from construction, 196.1% (R$ 199.9 million and R$ 67.5 million, respectively), as a result of new investments in transmission.

Operational Costs and expenses totaled R$ 781.4 million in the period, with an increase of 22.8% (R$ 145.0 million) compared with the amount recorded in the same period of 2010 (R$ 636.4 million). The items with the largest increases were: cost of construction [+189.1% (R$ 126.3 million), Personnel [+8.9% (R$ 13.8)], Third Party Service [+15.0% (R$ 5,0 million)], Compensation for use of water resources [+5.5% (R$ 3.9 million)]. The other items did not show significant changes. The line items with greatest decreases were charges of the use of electric network and Provisions for contingencies, which, in this first quarter of 2011, reached R$ 187.1 million and R6.4 million against R$196.2 million and R$9.7 million in the same period of 2010, respectively.

The performance of revenues, costs and operational expenses, enabled the Company to establish a Result of Service - which directly reflects the activity of the core business, electric energy - from R$ 558.4 million, in the first quarter of 2011, with an increase of 3.2% in relation to the same period of 2010, which reached R$ 540.9 million.

The financial income and expenses presented in the first quarter of 2011, net revenue of R$ 28.1 million, against net revenue of R$ 2.5 million in the same period of 2010. This result had as its main cause the increase of revenue from investments (R$ 17.4 million) and accrued arrears and monetary variation on the sale of energy (R$ 6.3 million).

In this quarter, there the amount of R$ 98.4 million was registered as a reduction of income tax resulting from tax incentives of Sudene, with direct effect on the  net income, representing an increase of 3.6% compared to the amount registered in the same period of 2010 (R$ 95.0 million).

3.3 Eletrosul

In the first three months of 2011, net profit totaled R$ 57.4 million. The profit was reduced by 13.5% compared with the results of the previous year (R$ 66.3 million), due to the reflections presented below in the comment of operating performance.

The main determinants of the evolution of net revenue in the period were:

In transmission:

The gross revenue from Transmission excluded the revenue of construction that has zero margin totaled in the first quarter of 2011 the amount of R$ 185.9 million, an increase of 5.9% compared to same period of the previous year (R$ 175, 6 million), resulting from new investments and revenues pursuant to the merger of SC Energy in April 2010.

In Commercialization:

Gross revenue from energy sales, due to the fulfillment of contracts CCEAR's totaled in the first quarter of 2011 the amount of R$ 21.9 million, an increase of 1,196.7% compared to same period the previous year (R$ 1.6 million). This variation refers to the billing of CCEARs from Maua and Passo São João and the variation occurred in the PLD.

Other Revenues:

Other revenues for the quarter totaled the amount of R$ 5.8 million, a decrease of 11.0% compared to the previous period (R$ 6.5 million).

Revenues from construction (transmission) in the quarter amounted to R$ 13.9 million compared to R$ 28.6 million in 2010. However, the effect on the result is null, given that the Company has assigned zero margin for this operation.

COST OF ELECTRICITY SERVICE

The main determinants of the evolution of costs in the period were:

Marketletter – March 2011                                                                                                                                                                                            Analysis of the Result of the Consolidated

Cost of electricity:

The Energy purchased in the first quarter of 2011 showed a cost of R$ 31.1 million, compared to the fulfillment of contracts CCEARs according to postpone the start of commercial operation of the UHE Passo são João and Maua. In the same period in 2010, this amount was R$ 3.2 million.

Operating cost and expenses:

a)     the costs of third party services totaled R$ 13.5 million, increased by 4.5% over the same period in 2010 (R$ 12.9 million)

b)     the increase of about 13.4% in operating expenses with Personnel in the first quarter of 2011 amounted to R$ 63.4 million (R$ 55.8 million in 2010) due to the wage increase after May 2010 according to collective agreement, PCR and reflections on the cost of temporary severance of the PREQ.

c)     The material expenses totaled R$ 1.9 million, decreased by 10.3% over the previous period (R$ 2.2 million in 2010).

d)     Other costs increased by 70.5% compared to the same period last year, reaching an amount in the first quarter from R$ 6.9 million (R$ 4.1 million in 2010)

Construction Cost:

It is noteworthy that, because of the adoption of the new accounting standard, the Company began to recognize revenue from construction of the infrastructure used in the transmission, which amounts in 2011 and 2010 were R$ 13.9 million and R$ 28.6 million, respectively. Canceled the effect of the revenue of construction which was assigned zero margin. Thus, the respective construction costs were R$ 13.9 million and R$ 28.6 million.

Financial Revenue (expense):

The financial result increased from R$ 5.0 million to R$ 2.4 million, a decrease of 50.3% due to an increase of financial expense on loans and financing in R$ 10.8 million over the same period of 2010 (R$ 33.1 million in 2011 and R$ 22.4 million in 2010).

3.4 ELETRONORTE

NET INCOME

The net income had an increase of 364.2% from R$ 39.4 million to R$ 162.1 million at the end of the first quarter of 2011. The main determinants of the outcome of the company were:

NET OPERATING REVENUE

Net operating revenue fell from R$ 1,149 million to R$ 1,124 million, representing a decrease of 2.2%, mainly due to:

In transmission:

A reduction of 20.1% in net revenue, from R$ 417 million in 2010 to R$ 333 million in 2011 compared to the same period the previous year, due to a reduction in revenue from construction of the SPEs.

In generation:

The net revenue in generation increased by 7.3% (14.6% provision and supply 9.4% due to an increased volume of energy sold), from R$ 683 million in 2010 to R$ 734 million in 2011.

In distribution:

Increase of 14.6% in net revenue, from R$ 28 million in 2010 to R$ 32 million in 2011, due to the increased supply of electricity billed to end consumers;

In Commercialization

There was an increase of 21.7%, from R$ 21 million in 2010 to R$ 25 million in 2011 due to rising values commercialized in the period.

OPERATIONAL COSTS/EXPENSES

Operational costs/expenses in the period fell from R$ 1,032 million to R$ 846 million, representing a decrease of 18% as a result of:

The Electricity purchased for resale increased by 73.4%, from R$ 14 million in 2010 to R$ 25 million in 2011, mainly due to operations of CCEE;

Charges for use of the grid were down 2.4% from R$ 134 million in 2010 to R$ 130 million in 2011;

The construction cost was reduced by 48.8% from R$ 262 million in 2010 to R$ 134 million in 2011. It should be noted that this cost is offset by revenues from construction, which was higher by 21.5% in the period;

At the material item there was a decrease of 52.3%, from R$ 18 million in 2010 to R$ 8 million in 2011 due to lower consumption in this period.

In the item for fuel electricity production decreased 98.2%, from R$ 5 million in 2010 to R$ 96 thousand in 2011, according to the transfer of the operations with Termo Norte to Ceron;

In the item Provisions and reversals (costs and expenses), there was a decrease of 37.9%, from R$ 101 million in 2010 to R$ 62 million in 2011.

Financial compensation for the use of water resources (royalties) increased by 38.6% from R$ 43 million in 2010 to R$ 60 million in 2011.

In the item Other operating income (expenses) there was a decrease of 75.1% from R$ 16 million in 2010 to R$ 4 million in 2011.

FINANCIAL RESULTS

Marketletter – March 2011                                                                                                                                                        Analysis of the Result of the Consolidated

The financial result for the period increased from R$ 48 million to R$ 58 million, which represents a variation of 22.3% as a result of:

An increase of 85.8% on interest income, from R$ 58 million in 2010 to R$ 109 million in 2011, which was mainly due to gains on derivatives and income from financial investments.

Financial Expenses increased 57.5% from R$ 106 million in 2010 to R$ 167 million in 2011, according to the variation of charges on loans and financing in the SPEs.

3.5 ELETRONUCLEAR

The Company recorded in the period ended March 31, 2011, a net income of R$ 115.9 million, while in the same period of 2010, the result was a loss of R$ 80.3 million.

In comparative analysis, two factors explain the variations in the results of two quarters, namely:

1 - Operating income for the first quarter of 2011 exceeded the income of the same period of 2010 by 92%, mainly explained by increased turnover by 18% in the first quarter of 2011 from R$ 416.1 million in 2010 to R$ 491.3 million in 2011;

As shown in the table below, although the amount of energy billed in quarter of 2011 was 6.7% less than the amount billed in 2010, the revenue arising from the sales was 18.1% higher than 2011 due to:

- The amount of energy contracted in 2011, which is billed by the contractual rate, described below, was 19.9% higher than the contracted quantity in the previous year, with an additional reflection provided by the contract that the fare increased by 7.3 % in the previous year;

- The Settlement Price Differences - PLD, 2011 Average, 75.4% had a value above the average for 2010, minimizing the effect of the fall in the amount of electricity traded in this segment.

Billing Power Supply
Historic	March 2011	Percentual Variation	March 2010
Power Supply MWh
Contracted	3,299,770	13.04%	2,919,230
Net diversion	321,662	-66.50%	960,191
Total in MWh	3,621,431	-6.65%	3,879,421

Revenue in R$ thousand
Contracted	480,051	19.90%	400,379
Diversion	11,240	-16.21%	13,415
Energy not delivered	-	-	2,282
Net operating revenue	491,291	18.08%	416,076

Contracted Tariff	Tariff	OBS	RES. ANEEL
From January 1st to March 31, 2010	R$135.63 /MWh	1ª Provisória	916 of 12/08/2009
From January 1st to March 31, 2011	R$145.48 /MWh	1ª Provisória	1091 of 11/30/2010

Diversion tariff - PLD	PLD average
From January 1st to March 31, 2010	R$19.43 /MWh
From January 1st to March 31, 2011	R$34.08 /MWh

2 - The negative financial result of the first quarter of 2011 was lower than the negative result in the same quarter of 2010, about  R$ 114 million, thus contributing to an improvement in the outcome of the March quarter 2011.

This variation was caused in financial results, mainly because of the costs charges and monetary variation on loans obtained from Eletrobras, which in 2010 were calculated on a liability of approximately R$ 3,200 million, higher than in this 2011. This can be explained by the transfer at the end of the year 2010 of various loan agreements to advance for future capital increase, thus contributing to smaller costs of monetary and variation charges in 2011.

3.6 FURNAS

NET INCOME

The net income for the quarter ended on March 31st, 2011 decreased 46.5% from R$ 194 million to R$ 104 million, influenced by the following facts:

NET OPERATING REVENUE

Net Operating Revenue (NOR) of the parent company, on March 31st, 2011 presented a positive variation of 2.7% from the first quarter of 2010. In the same period, consolidated net sales showed an increase of 8.4%, from R$ 1,624 million to R$ 1,761 million due to the entry into operation of the Plants of Foz do Chapecó and Serra do Facão.

ELECTRICITY SERVICE COST

The electricity service cost of the parent company was up 10.8% from R$ 1,118 million in the first quarter of 2010 to R$ 1,239 million in the first quarter of 2011. The main factor influencing this increase was the electricity cost for resale which rose 22.8%, from R$ 499 million to R$ 613 million in the period, according to the readjustments in the bilateral contracts, as well as the increase of market purchases in the short-term.

FINANCIAL RESULTS

Marketletter – March 2011                                                                                                                                                        Analysis of the Result of the Consolidated

The financial result increased 247% from an expense of R$ 48 million to an expense of R$ 119 million (consolidated – from an expense of R$ 76 million to an expense of R$ 183 million) due to new borrowings. Such increase is also influenced by an increased rate of changes in contracts.

Distribution

Net operating revenue increased 24.8% in the first quarter of 2011, compared to the same period last year, mainly due to market growth and rate increases earned by companies in the 2010 tariff adjustment.

On the other hand, operating expenses increased by about R$ 103 million, which represents an increase of 56.6% due to increases in personnel, material and services.

The financial result decreased 9.9% in 2011 compared to 2010 from an expense of R$ 71.3 million to an expense of R$ 64.9 million in the current year.

4 – Provisions

4.1 Operaciotional Provisions

	PARENT COMPANY		CONSOLIDATED
	31/03/2011	31/03/2010	31/03/2011	31/03/2010

Contingencies	19,134	-	19,134	-
PCLD - Customers and Resellers	-993	84,434	153,397	161,504
PCLD - RTE	-	-	96,757	126,346
PCLD - Financing and Loans	27,562	-1,681	27,562	-1,681
PCLD – Credits from ICMS tax	-	-	4,037	5,299
Losses on AFAC's	-2,652	41,171	-	-
Unfunded liabilities in subsidiaries	27,619	-19,790	-	-
Losses on Investiments	30,448	500,301	30,448	490,131
Others	3,712	-9,807	-13,264	-22,552
	104,830	594,627	318,072	759,046

4.2 Provisions to Contingencies

At the closing date of the financial statements, the Company has the following provisions for contingent liabilities by nature:

At the closing date of the financial statements, the Company has the following provisions for legal obligations related to judicial in nature:

	PARENT COMPANY		CONSOLIDATED
	31/03/2011	31/12/2010	31/03/2011	31/12/2010
CURRENT
Labor	-	-	120,679	80,355
Taxable	-	-	103,487	105,013
Civil	-	-	89,913	63,368
Others	-	-	223	8,844
	-	-	314,302	257,580
NON-CURRENT
Labor	6,130	6,130	793,659	814,248
Taxable	-	-	213,926	177,294
Civil
Others	1,283,444	1,284,437	2,655,124	2,672,024
	-	-	323,591	237,722
	1,289,574	1,290,567	3,986,300	3,901,289
	1,289,574	1,290,567	4,300,602	4,158,869

5. Portfolio  Financing  and  Loans

5.1  -  Loans  and  Financing

By the end of this quarter of 2011 Company held 803 contracts for loans and financing granted (813 on December 31st,2010), totaling R$24.616.792 (R$ 24.761.922  at December 31, 2010), as shown below:

Currency	US$ mil (equivalents)	R$ mil
US$ Dollar	7,371,583	12,006,098
IGP-M index	415,740	677,115
Real	7,018,839	11,431,582
Yen	234,766	382,363
EURO	73,454	119,634
Total	15,114,381	24,616,792

Marketletter – March 2011                                                                                                                                                                                            Analysis of the Result of the Consolidated

5.1.1  –  Parent Company

	03/31/2010				12/31/2010
	CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL
	CHARGES		CURRENT	CHARGES	CIRCULANTE			NON
	AVERAGE RATE	VALUE		CURRENT	AVERAGE RATE	VALUE	CURRENT	CURRENT

Controlled co’s and controlled as a whole

FURNAS	7.13	5,911	98,813	1,913,367	7.13	9,389	100,681	1,803,612
CHESF	7.17	-	22,941	130,076	7.17	44	24,454	131,747
ELETROSUL	6.86	4,335	45,297	743,898	6.86	4,147	42,613	733,562
ELETRONORTE	7.45	27,102	243,063	3,550,304	7.45	12,591	237,971	3,568,778
ELETRONUCLEAR	8.99	2,853	60,443	759,325	8.99	7,351	52,823	546,904
CGTEE	3.57	5,123	103,821	819,754	3.57	1284	85,666	834,738
Distribuição Alagoas	7.63	1,798	87,593	149,020	7.63	1024	55353	152,730
Distribuição Rondônia	6.72	-	17,713	87,445	6.72	630	15736	93,108
Distribuição Piauí	7.06	162	56,450	302,616	7.06	2074	39776	313,137
Distribuição Acre	10.40	578	61,440	16,152	10.40	451	46,904	17,390
Amazonas Energia	7.37	682	146,121	434,127	7.37	2,630	95745	418,338
ITAIPU	7.09	-	891,820	9,982,059	7.09	-	897,087	10,446,168
		48,544	1,835,515	18,888,143		41,615	1,694,809	19,060,212
OTHERS

CEMIG	6.44	117	74,260	316,687	7.14	2,140	74,962	340,569
COPEL	7.40	13	44,638	247,462	7.21	1,882	47,497	258,771
CEEE	6.44	418	10,903	101,564	6.61	736	8,130	99,471
AES TIETÊ					0	-	5	-
AES ELETROPAULO	10.38	302,303	108,778	2,450	10.38	299,218	108,840	2,639
TRACTBEL	12	313	2,733	-	12	-	10,796	-
CELPE	6.1	-	15,076	50,082	6.1	1,070	16,976	53,350
CEMAR	5.85	-	43,147	395,281	5.85	1,654	48,214	367,187
CESP	9.38	-	34,786	179,524	9.38	958	33,406	185,709
Others	6.36	110,519	359,438	1,831,461	9.34	120,849	358,846	1,752,129
( - ) PCLD		-114,768	-141,270	-131,325		-101124	-127,341	-2,252
		298,915	552,489	2,993,186		327,383	580,331	3,057,573

T O T A L		347,459	2,388,004	21,881,329		368,998	2,275,140	22,117,785

5.1.2 – Consolidated

	03/31/2010				12/31/2010
	CHARGES		PRINCIPAL		CHARGES		PRINCIPAL
	CURRENT			NON	CURRENT			NON
	AVERAGE RATE	VALUE	CURRENT	CURRENT	AVERAGE RATE	VALUE	CURRENT	CURRENT

Controlled co’s and controlled as a whole

FURNAS	-	-	-	-	-	-	-	-
CHESF	-	-	-	-	-	-	-	-
ELETROSUL	-	-	-	-	-	-	-	-
ELETRONORTE	-	-	-	-	-	-	-	-
ELETRONUCLEAR	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-
Distribuição Alagoas	-	-	-	-	-	-	-	-
Distribuição Rondônia	-	-	-	-	-	-	-	-
Distribuição Piauí	-	-	-	-	-	-	-	-
Distribuição Acre	-	-	-	-	-	-	-	-
Amazonas Energia	-	-	-	-	-	-	-	-
ITAIPU	7.09	-	445,910	4,991,030	7.09	-	448,544	5,223,084
		-	445,910	4,991,030		-	448,544	5,223,084
OTHER

CEMIG	6.44	117	74,260	316,687	6.44	2.140	74,962	340,569
COPEL	7.40	13	44,638	247,462	7.40	1.882	47,497	258,771
CEEE	6.44	418	10,903	101,564	6.44	736	8,130	99,471
AES TIETÊ						-	5	-
AES ELETROPAULO	10.38	302,303	108,778	2,450	10.38	299.218	108,840	2,639
TRACTBEL	12	313	2,733	-	12	-	10,796	-
CELPE	6.1	-	15,076	50,082	6.1	1070	16,976	53,350
CEMAR	5.85	-	43,147	395,281	5.85	1.654	48,214	367,187
CESP	9.38	-	34,786	179,524	9.38	958	33,406	185,709
OTHER	6.36	110,516	362,112	1,850,736	6.36	120.881	361,825	1,771,644
( - ) PCLD		-114,768	-141,270	-131,325		-101.124	-127,341	-2,252
		298,912	555,163	3,012,461		327.415	583,310	3,077,088

T O T A L		298,912	1,001,073	8,003,491		327.415	1,031,854	8,300,172

Marketletter – March 2011                                                                                                                                                        Analysis of the Result of the Consolidated

The share of long term loans and financing granted using sector as well as own resources, including transfers, mature in variable installments as shown below:

Marketletter – March 2011                                                                                                                                                        Analysis of the Result of the Consolidated

5.2  –  Financing Payable

The Company ended this quarter with 14 contracts liabilities, including loans, financing and bonds, totaling R$ R$ 5.414.810 (R$ 5.546.687  million at December 31, 2010), as shown below:

Currency	US$ mil (equivalents)	R$ thousands
US$ Dollar	3,049,939	4,967,436
Euro	74,552	121,423
Yen	200,129	325,950
Total	3,324,621	5,414,810

5.2.1 –  Parent Company

	31/03/2011				31/12/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non Current	CHARGES			Non Current
	Average Rate	Value	Current		Average Rate	Value	Current
Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	4.16%	2,202	31,001	201,509	5.32%	3.659	32.397	242.977
Corporación Andina de Fomento - CAF	2.29%	9,886	25,634	1,935,355	3.97%	22,040	-	1,205,446
Kreditanstalt fur Wiederaufbau - KFW	3.86%	70	21,158	43,556	3.87%	183	23,811	52,205
AMFORP & BEPCO
Dresdner Bank	6.25%	88	21,405	21,406	6.25%	775	23,810	48,458
Eximbank	2.15%	1,591	44,999	292,490	2.15%	1,654	41,288	309,651
BNP Paribas	1.48%	338	57,703	601,060	1.86%	15,044	-	737,695
Others		175	1,683	9,343		219	1,759	11,958
		14,350	203,584	3,104,720		43,575	123,065	2,608,389
Bonds
Bonds due date 11/30/2015	7.75%	3,812	-	499,860	7.75%	3,984	-	522,360
Bonds due date 07/30/2019	6.87%	54,162	-	1,666,200	6.87%	59,421	-	1,741,200
		57,974	-	2,166,060		63,405	-	2,263,560
Others
National Tresury - ITAIPU		-	-	-		-	-	-
		-	-	-		-	-	-

		72,324	203,584	5,270,780		106,980	123,065	4,871,949

Investment Fund in Credit Rights		-	-	8,159,038		-	-	7,656,946
Others		-	-	-		-	-	-
		-	-	8,159,038		-	-	7,656,946

TOTAL		72,324	203,584	13,429,818		106,980	123,065	12,528,895

5.2.2 –  Consolidated

	31/03/2011				31/12/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non Current	CHARGES			Non Current
	Average Rate	Value	Current		Average Rate	Value	Current
Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	4.16%	2,202	31,001	201,509	5.32%	3,659	32,397	242,977
Corporación Andina de Fomento - CAF		9,886	25,634	1,935,355	3.97%	22,040	-	1,205,446
Kreditanstalt fur Wiederaufbau - KFW		70	21,158	43,556	3.87%	183	23,811	52,205
AMFORP & BEPCO		-	-	-	-	-	-	-
Dresdner Bank	6.25%	88	21,405	21,406	6.25%	775	23,810	48,458
Eximbank	2.15%	1,591	44,999	292,490	2.15%	1,654	41,288	309,651
BNP Paribas		338	57,703	601,060	1.86%	15,044	-	737,695
Others		719	11,782	12,475		445	3,942	23,854
		14,894	213,683	3,107,852		43,801	125,248	2,620,285
Bonds
Bonds due date 11/30/2015	7.75%	3,812	-	499,860	7.75%	3,984	-	522,360
Bonds due date 07/30/2019	6.87%	54,162	-	1,666,200	6.87%	59,421	-	1,741,200
		57,974	-	2,166,060		63,405	-	2,263,560
Others
National Tresury - ITAIPU		2,412	349,744	7,978,640		3,342	344,448	8,701,253
		2,412	349,744	7,978,640		3,342	344,448	8,701,253

		75,280	563,427	13,252,552		110,548	469,696	13,585,098
Investment Fund in Credit Rights		-	-	8,159,038		-	-	7,672,055
Others		65,039	1,164,718	9,147,845		63,467	471,563	6,504,278
		65,039	1,164,718	17,306,883		63,467	471,563	14,176,333
TOTAL		140,319	1,728,144	30,559,435		174,015	941,259	27,761,432

Marketletter – March 2011                                                                                                                                                        Analysis of the Result of the Consolidated

         a)      The debts are guaranteed by the Government and/or by Eletrobras.

b)      The total debt in foreign currency, including financial charges, correspond to R$ 5,414,810 thousand, equivalent to US$ 3,324,620  thousand and the consolidated debt amounts to R$ 13.508.316 thousand, equivalent to US$  8.293.925 thousand. The percentage breakdown by currency is presented as follows.

         c)      The loans and financing are subject to charges, whose average rate in the first quarter was 4.35% pa and 4.19% pa in 2010.

        c)      The long-term loans and financings stated in thousand of US$ dollars have the following maturities:

Marketletter – March 2011

Balance Sheet for the period ended on

(R$ thousand)

	Parent Company		Consolidated
Assets	03/31/11	12/31/10	03/31/11	12/31/10
Current Assets
Cash and cash equivalents	6,025,730	5,598,702	9,763,580	9,220,169
Restricted cash	2,594,785	2,058,218	2,594,785	2,058,218
Marketable securities	5,244,654	5,811,767	6,034,418	6,774,073
Accounts receivable	325,398	428,633	3,980,171	4,016,006
Financial asset of concession contracts	-	-	1,008,333	726,507
Itaipu financial asset	381,682	413,423	945,683	997,015
Loans and financing	2,735,463	2,644,139	1,299,985	1,359,269
Fuel consumption account - CCC	1,477,029	1,428,256	3,498,112	3,041,484
Investment remuneration	722,626	684,073	202,140	178,604
Fiscal assets defered	1,475,533	1,370,133	2,045,939	1,825,905
Compensation rights	-	-	388,714	324,451
Sundry debts	227,895	173,255	531,021	478,367
Stored materials	767	607	673,651	676,609
Prepaid charges	-	-	47,578	40,418
Financial instruments	-	-	377,730	283,220
Other	224,466	228,149	1,344,478	805,632
	21,436,028	20,839,355	34,736,318	32,805,947
Non-Current Assets
Loans and financing	21,881,329	22,117,783	8,003,492	8,300,171
Accounts receivable	-	-	1,443,349	1,470,216
Marketable securities	760,152	761,750	767,802	769,905
Nuclear fuel inventories	-	-	776,090	799,556
Financial asset of concession contracts	-	-	24,987,265	24,995,626
Itaipu financial asset	1,403,114	824,574	15,786,603	15,648,086
Fiscal assets deferred	1,415,697	1,835,272	4,004,634	4,338,682
Guarantees and associated deposits	568,316	562,665	1,767,120	1,750,678
Fuel consumption account - CCC	690,513	785,327	1,087,112	1,156,926
Financial instruments	-	-	374,881	297,020
Other	208,070	199,908	816,060	889,930
	26,927,191	27,087,279	59,814,408	60,416,796
Advances for shareholding participation	5,991,020	5,548,884	7,141	7,141
	32,918,211	32,636,163	59,821,549	60,423,937
Investments	52,985,430	52,035,980	4,796,991	4,724,648
Property, plant and equipment	112,779	101,848	48,219,168	46,682,498
Intangible
Concession contracts	-	-	856,775	932,509
Others	49,540	50,003	1,320,899	1,331,463
	53,147,749	52,187,831	55,193,833	53,671,118
Total Assets	107,501,988	105,663,349	149,751,700	146,901,002

Marketletter – March 2011

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	03/31/11	12/31/10	03/31/11	12/31/10
Current Liabilities
Loans and financing	257,816	275,908	2,057,518	1,868,463
Compulsory loan	15,642	16,191	16,376	16,925
Suppliers	340,786	365,965	5,012,160	5,165,765
Anticipated energy sales	293,509	302,100	333,380	341,462
Taxes payable	46,326	76,680	970,440	1,102,672
Fuel consumption account - CCC	3,037,215	2,579,546	3,037,215	2,579,546
Shareholders’ remuneration	3,438,262	3,340,024	3,454,530	3,424,520
Federal treasury credits	97,761	92,770	97,761	92,770
Estimated obligations	31,132	28,983	790,201	772,071
Reimbursement obligations	869,466	759,214	869,466	759,214
Employee postemployment benefits	1,595	-	332,600	330,828
Provision for contingencies	-	-	314,302	257,580
Fees as per regulations	-	-	620,901	584,240
Leasing	-	-	117,877	120,485
Financial instruments	-	-	297,020	237,209
Other	65,415	65,484	989,424	715,759
	8,494,925	7,902,865	19,311,171	18,369,509
Non-Current Liabilities
Loans and financing	13,496,832	13,429,818	30,737,631	31,269,971
Federal treasury credits	232,156	250,485	232,156	250,485
Compulsory loan	145,465	141,425	145,465	141,425
Taxes payable	-	-	1,283,076	1,217,649
Shareholders remuneration	5,782,054	5,601,077	5,782,054	5,601,077
Decommissioning obligations	-	-	381,169	375,968
Anticipated energy sale	-	-	917,639	928,653
Fuel consumption account - CCC	690,513	785,327	1,826,559	1,876,598
Provision for contingencies	1,289,574	1,290,567	3,986,301	3,901,289
Employee postemployment benefits	30,617	30,617	2,085,403	2,066,702
Provision for uncovered liabilities in subsidiaries	229,446	201,827	-	-
Leasing	-	-	1,669,926	1,694,547
Concessions to pay	-	-	1,099,286	834,215
Advances for future capital increase	136,741	5,173,856	136,741	5,173,856
Financial instruments	-	-	374,880	303,331
Other	223,877	551,371	2,782,837	2,365,315
	22,257,275	27,456,370	53,441,123	58,001,081

Stockholders’ Equity
Capital Stock	31,305,331	26,156,567	31,305,331	26,156,567
Capital reserve	26,048,342	26,048,342	26,048,343	26,048,343
Income reserve	16,804,852	16,804,851	16,804,852	16,804,852
Accumulated income	1,215,228	-	1,215,228	-
Equity valuation adjustment	232,409	163,335	232,409	163,335
Aditional propose dividend	773,108	753,201	773,108	753,201
Other comprehensive income	370,518	377,818	370,518	377,818
Participation of non-controlling shareholders	-	-	249,617	226,296
	76,749,788	70,304,114	76,999,406	70,530,412
Total Liabilities and Stockholders’ Equity	107,501,988	105,663,349	149,751,700	146,901,002

Marketletter – March 2011

Statement of Income for the period ended on March 31

(R$ thousand)

	Parent Company		Consolidated
	2011	2010	2011	2010
Net Operating Revenues	1,982,902	617,783	7,888,810	5,623,317
Operating expenses
Personnel, material and services	112,260	84,779	1,712,648	1,545,413
Electricity purchased for resale	469,458	443,962	932,076	875,581
Fuel for electric power production	-	-	138,683	83,370
Use of basic transmission network	-	-	340,757	385,295
Remuneration and reimbursement	-	-	296,130	262,277
Depreciation and amortization	1,613	1,812	425,125	391,968
Construction	-	-	1,176,673	535,664
Operating provisions	104,830	594,627	318,071	759,045
Results to compensate from Itaipu	-	-	117,850	301,408
Donations and contributions	74,536	54,183	93,507	69,651
Other	27,448	38,879	193,676	75,601
	790,145	1,218,242	5,745,197	5,285,275
Operating result before financing result	1,192,757	(600,459)	2,143,613	338,042
Financing result
Financing revenues
Revenues from interest, commission and taxes	426,495	577,461	161,093	222,466
Revenues from financial applications	374,086	282,697	461,089	341,059
Electric energy accrued	4,456	(18)	77,620	73,238
Monetary corrections	149,865	188,893	68,183	150,795
Other financial revenues	36,304	18,259	59,786	147,955
Financial expenses
Debt charges	(159,541)	(166,756)	(408,861)	(418,500)
Leasing charges	-	-	(43,399)	(83,112)
Shareholders resources charges	(365,297)	(298,015)	(365,817)	(314,380)
Currency corrections	(222,780)	227,551	(285,764)	206,459
	243,588	830,072	(276,070)	325,980
Result before income tax and social contribution	1,436,345	229,613	1,867,543	664,023
Income tax	(86,233)	(48,633)	(396,293)	(351,289)
Social Contribution	(65,546)	(17,509)	(182,404)	(121,608)
Net income (loss) for the period	1,284,566	163,471	1,288,845	191,125
Part attributable to the controlling shareholders	1,284,566	163,471	1,284,564	163,469
Part attributable to the non-controlling shareholders	-	-	4,281	27,656
Net income (loss) per share	R$1.13	R$0.14	R$1.14	R$0.17

Marketletter – March 2011

Cash Flow for the period ended on March 31

(R$ thousand)

	Parent company		Consolidated
Operating Activities	2011	2010 (reclassified)	2011	2010 (reclassified)
Net income before income tax and social contribution	1,436,345	229,613	1,867,544	588,458
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	1,613	1,812	425,125	607,552
Net monetary/exchange variations	72,915	480,359	217,581	192,099
Financial charges	(352,457)	(483,792)	(110,362)	(100,060)
Current return- Transmission	-	-	(673,673)	-
Construction revenue	-	-	(388,026)	-
Equity method result	(956,111)	(786,525)	(163,576)	(63,023)
Provision for uncovered liabilities	27,619	(19,790)	27,619	(10,170)
Provision for credits of questionable liquidation	27,935	(1,681)	105,702	52,024
Provision for contingencies	(993)	84,434	135,994	82,174
Provision for complementary securities	-	(18,503)	(72,538)	(123,405)
Provision for losses with investment and AFAC	27,796	541,472	27,796	541,472
Charges on RGR	85,503	79,760	85,503	139,236
Adjustment present value	-	-	5,609	(9,136)
Adjustment present value - leasing	-	-	43,459	-
Minority participation result	-	-	(4,281)	(15,917)
Financial charges on stockholders equity	365,297	95,360	365,817	361,674
Result from Itaipu to compensate	-	-	(117,850)	301,408
Loss/Income sales of assets	-	-	(5,141)	2,404
Financial instruments - derivatives	-	-	(25,510)	-
Other	124,444	16,145	109,331	(139,305)
	(576,439)	(10,949)	(11,421)	1,819,027
(Increases) decreases in operating assets
Restricted cash	(536,567)	237,803	(536,567)	237,803
Consumers and resellers	124,941	(153,956)	62,703	(286,356)
Marketable securities	568,711	1,399,857	741,758	1,399,857
Fuel consumption account - CCC	46,042	(643,761)	(386,814)	(643,761)
Reimbursement rights	-	-	(64,263)	(259,945)
Debtors	(54,640)	(143,079)	(52,654)	(172,149)
Stored materials	(160)	68	2,959	7,542
Expenses paid in advance	-	-	(7,160)	(31,197)
Financing instruments	-	-	-	-
Financial asset of concession contracts	-	-	(281,826)	-
Itaipu financial assets	(546,799)	519,896	51,332	519,896
Others	8,114	91,056	(464,975)	(76,433)
	(390,358)	1,307,884	(935,507)	695,257
Increases (decreases) in operating liabilities
Compulsory loan	3,490	(2,562)	3,491	(2,562)
Suppliers	30,242	(109,386)	(153,605)	(619,280)
Anticipated energy sale	(8,591)	283,795	(8,082)	284,409
Fuel consumption account - CCC	307,436	168,452	407,630	168,452
Leasing	-	-	(27,229)	-
Estimated obligations	2,151	(5,100)	18,130	2,106
Reimbursement obligations	110,251	239,020	110,252	(359,469)
Regulatory charges	-	-	36,662	(455)
Financial instruments	-	-	131,360	-
Others	(363,826)	(235,834)	691,187	48,008
	81,153	338,385	1,209,796	(478,791)
Resources from (applied in) operating activities	550,701	1,864,933	2,130,412	2,623,951
Payment of Financial Charges	(86,431)	(106,553)	(363,472)	(337,563)
Payment of Global Reversion Reserve (RGR) charges	(57,643)	(208,815)	(109,245)	(250,699)
Financial Charges receivable	399,865	-	-	5,725
Payment of Income Tax and Social Contributions	(117,267)	(79,874)	(458,631)	(347,078)
Judicial Deposits	(415)	-	(9,947)	(74,670)
	688,810	1,469,691	1,189,117	1,619,666
Financing Activities
Loans and financing obtained – long-term	3,463	11,148	560,278	208,244
Loans and financing paid	(211,864)	(55,633)	(384,161)	(158,748)
Shareholders remuneration - paid	-	(2,447,509)	-	(2,447,509)
Payment of refinancing of taxes and contributions (principal)	-	-	(31,198)	(32,519)
Compulsory loan and Global Reversion Reserve	356,595	250,726	345,457	250,726
Others	-	44,803	317,831	305,669
Resources from (applied in) financing activities	148,194	(2,196,465)	808,207	(1,874,137)
Investment Activities
Loans and financing - granted	(561,504)	(1,572,458)	(83,771)	(1,191,742)
Loans and financing - received	537,567	1,188,117	639,606	848,038
Received renegotiated energy credits	-	-	78,813	79,364
Acquisition of property, plant and equipment	(12,062)	(524)	(2,277,396)	(792,058)
Acquisition of intangible assets	-	-	(19,613)	(14,535)
Acquisition/capital increase in corporate participations	-	(6,504)	(259,226)	(281,829)
Advance for future capital increase - concession	(432,880)	-	(682)	-
Received remuneration on investments in corporate partnerships	58,903	60,804	60,532	65,815
Others	-	1,306	407,824	5,038
Resources from (applied in) investment activities	(409,976)	(329,259)	(1,453,913)	(1,281,909)
Increase (reduction) in cash and cash equivalent	427,028	(1,056,033)	543,411	(1,536,380)
Cash and cash equivalent – beginning of period	5,598,702	5,373,159	9,220,169	8,275,533
Cash and cash equivalent – end of period	6,025,730	4,317,126	9,763,580	6,739,153
	427,028	(1,056,033)	543,411	(1,536,380)

Marketletter – March 2011

Structure of  Eletrobras

Capital structure

 As at March 31, 2010  the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total
Total	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Gov.	552,968,382	50.87			832	0	552,969,214	40.88
BNDESPAR	180,757,950	16.63			18,691,102	7.04	199,449,052	14.75
BNDES	82,307,232	7.57			18,262,671	6.88	100,569,903	7.44
FND	45,621,589	4.2					45,621,589	3.37
FGHAB	1,000,000	0.09					1,000,000	0.07
Caixa Econ. Federal - CEF	9,244,464	0.85					9,244,464	0.68
FGI					8,750,000	3.3	8,750,000	0.65
FGO					1,008,500	0.38	1,008,500	0.07
Others	215,150,680	19.79	146,920	100	218,723,778	82.4	434,021,378	32.09
Under CBLC Custody	214,954,599	19.77	84,899	57.79	172,363,077	64.94	387,402,575	28.64
Residents	66,967,790	6.16	84,898	57.79	26,667,562	10.05	93,720,250	6.93
Non-residents	74,081,270	6.81	1	0	112,017,425	42.2	186,098,696	13.76
ADR Prog.	73,905,539	6.8			33,678,090	12.69	107,583,629	7.95
Others	196,081	0.02	62,021	42.21	46,360,701	17.46	46,618,803	3.45
Residents	156,841	0.02	61,994	42.21	46,356,699	17.46	46,575,534	3.44
Non-residents	39,240	0	27	0	4,002	0	43,269	0.01

Marketletter – March 2011

Eletrobras Shareholders

The amount of shareholders decreased 9.4% between March 31 2010 and March 31 2011. There was a decrease of 21.56% of the common shareholders and a decrease of 1.26 % of preferred shareholders.

Between March 31 2010 and March 31 2011, there was a decrease of 9.5% of resident shareholders. Concerning the non-resident shareholders, between March 2010 and March 31 2011 there was a decrease in share participation of 6.4%.

Marketletter – March 2011

Share performance analysis

Shares

Eletrobras Preferred Shares - ELET6

During the first quarter of 2011 Eletrobras’ preferred shares (ELET6) had a valuation of 14.5% closing at R$ 30.62. The maximum price achieved by those shares was R$ 31.06 on March 31. The lowest price registered was R$ 26.35 on January 28. The quotations related are values ex-dividend.

Eletrobras ON - ELET3

During the first quarter of 2011 Eletrobras’ common shares (ELET3) had a devaluation of 10.9% closing at R$ 24.67. The maximum price achieved by those shares was R$ 21.90 on January 28. The lowest price registered was R$ 24.85 on March 31. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Financial Trading Volume (Daily Average) at the BM&FBOVESPA

Marketletter – March 2011

ADR Programs

EBR-B – Eletrobras Preferred Shares

During the first quarter of 2011 Eletrobras’ ADRs preferred shares had a valuation of 16.1% closing at U$ 19.34. The maximum price achieved by those shares was U$ 19.39 on March 11. The lowest price registered was U$ 15.92 on January 28. The quotations related are values ex-dividend. The ADRs outstanding at the end of the quarter was 33.678.090.

EBR - Eletrobras Common Shares

During the first quarter of 2011 Eletrobras’ ADRs common shares had a valuation of 12.8% closing at U$ 15.51. The maximum price achieved by those shares was U$ 15.58 on March 31. The lowest price registered was U$ 13.19 on January 28. The quotations related are values ex-dividend. The ADRs outstanding at the end of the quarter was 73.905.539.

Trading Volume (Daily Average) at the NYSE

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

XELTO

During the first quarter of 2011 Eletrobras’ Latibex common shares had a valuation of 6.4% closing at € 10.76. The maximum price achieved by those shares was € 11.00 on January 14. The lowest price registered was € 9.60 on January 31.

XELTB

During the first quarter of 2011 Eletrobras’ Latibex preferred shares had a valuation of 9.8% closing at € 13.39. The maximum price achieved by those shares was € 13.39 on March 31. The lowest price registered was € 11.59 on January 28.

Trading Volume (Daily Average) at the Madrid Stock Exchange

Marketletter – March 2011

Exchange rate performance between March 2010  and March 2011

Number of employees – 03/31/11

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
505	185	13		213	167	1,083

The information related to the generation, transmission and distribution companies are in the Attach.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 22, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.